Exhibit (n)(1)

Consent of Independent Registered Public Accounting Firm

We consent to the use in this Post-Effective Amendment No. 3 to the Registration Statement (No. 333-182785) on Form N-2 of Fidus Investment Corporation (the Company) of our reports dated March 7, 2013, relating to our audits of the consolidated financial statements, internal control over financial reporting and senior securities table, appearing in the Prospectus, which is part of such Registration Statement. Our report dated March 7, 2013, relating to the consolidated financial statements of the Company expresses an unqualified opinion and includes an emphasis paragraph relating to the Company’s investments whose fair values have been estimated by management.

We also consent to the reference to our firm under the captions “Selected Financial Data”, “Senior Securities” and “Independent Registered Public Accounting Firm” in such Prospectus.

/s/ McGladrey LLP

Chicago, Illinois

April 9, 2013